Exhibit 99.1

Wix Announces Pricing of Private Offering of $385 million of 0% Convertible Senior Notes due 2023

NEW YORK, June 21, 2018 – Wix.com Ltd. (Nasdaq: WIX) (“Wix”), a leading global web development platform, today announced the pricing of $385 million aggregate principal amount of 0% Convertible Senior Notes due 2023 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The size of the offering was increased from the previously announced $350 million aggregate principal amount of notes. In connection with the Offering, Wix has granted the initial purchasers of the Notes a 13 day option to purchase up to an additional $57.8 million aggregate principal amount of the Notes solely to cover over-allotments. The sale of the Notes to the initial purchasers is expected to settle on June 26, 2018, subject to customary closing conditions.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on July 1, 2023, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. The Notes will not be redeemable at Wix’s option prior to their maturity date except in the event of certain tax law changes.

Holders of the Notes will have the right to require Wix to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash purchase price of 100% of their principal amount plus any accrued and unpaid special interest. In connection with certain corporate events or following Wix’s delivery of a notice of tax redemption, Wix will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or notice of tax redemption, as the case may be.

The Notes will be convertible based on an initial conversion rate of 7.0113 ordinary shares of Wix per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $142.63 per share, which represents a conversion premium of approximately 35% to the last reported sale price of Wix’s ordinary shares on The Nasdaq Global Select Market on June 21, 2018). Prior to the close of business on the business day immediately preceding January 1, 2023, the Notes will be convertible at the option of the holders of the Notes only upon the satisfaction of specified conditions and during certain periods. On or after January 1, 2023 until the close of business on the second scheduled trading day preceding the maturity date, the Notes will be convertible at the option of the holders of Notes at any time regardless of these conditions. Conversions of the Notes will be settled in cash, ordinary shares of Wix or a combination thereof, at Wix’s election.

When issued, the Notes will be Wix’s senior unsecured obligations and will rank senior in right of payment to any of Wix’s unsecured indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of Wix’s unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of Wix’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of Wix’s subsidiaries.

In connection with the pricing of the Notes, Wix has entered into privately negotiated capped call transactions with certain of the initial purchasers of the Offering or their respective affiliates (in this capacity, the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to the ordinary shares of Wix upon any conversion of Notes and/or to offset any cash payments Wix is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. The cap price of the capped call transactions will initially be $211.30 per share, which represents a premium of 100% over the last reported sale price of the ordinary shares of Wix of $105.65 per share on June 21, 2018, and is subject to certain adjustments under the terms of the capped call transactions. If the initial purchasers of the Offering exercise their option to purchase additional Notes, Wix expects to enter into additional capped call transactions with the Option Counterparties.

Wix has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase ordinary shares of Wix and/or enter into various derivative transactions with respect to the ordinary shares of Wix concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ordinary shares of Wix or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares of Wix and/or by purchasing or selling ordinary shares or other securities of Wix in secondary market transactions from time to time prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the ordinary shares of Wix or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares of Wix, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes.

In addition, if any such capped call transactions fail to become effective, whether or not the Offering is completed, the Option Counterparties party thereto or their respective affiliates may unwind their hedge positions with respect to the ordinary shares of Wix, which could adversely affect the value of the ordinary shares of Wix and, if the Notes have been issued, the value of the Notes.

Wix estimates that the net proceeds from the Offering will be approximately $374 million (or $430 million if the initial purchasers exercise their over-allotment option in full), after deducting fees and estimated offering expenses payable by Wix. Wix intends to use the net proceeds from the Offering for the capped call transactions and general corporate purposes. If the initial purchasers exercise their option to purchase additional Notes, Wix expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and for general corporate purposes.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Wix potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, the Notes and such shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Wix issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 130 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, a highly curated App Market, and Wix Code enable users to build and manage a fully integrated and dynamic digital presence. Wix’s headquarters are in Tel Aviv with offices in Be’er Sheva, Berlin, Dnipro, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo and Vilnius.

Forward-Looking Statements

This press release contains forward-looking statements, including, among other things, about whether Wix will be able to consummate the Offering, expectations regarding actions of the Option Counterparties and their respective affiliates, the satisfaction of customary closing conditions with respect to the Offering and the anticipated use of the net proceeds of the Offering. The words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially, including (i) changes as a result of market conditions or for other reasons, (ii) the risk that the Offering will not be consummated and (iii) the impact of general economic, industry or political conditions in the United States or internationally.

The forward-looking statements contained in this press release are also subject to additional risks, uncertainties, and factors, including those more fully described in Wix’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2018. Further information on potential risks that could affect actual results will be included in the subsequent periodic and current reports and other filings that Wix makes with the Securities and Exchange Commission from time to time.

Investor Relations:

Maggie O’Donnell

ir@wix.com

415-223-2624

Media Relations:

Vivian Hernandez

pr@wix.com

415-517-6539